EXHIBIT 4.14

JVM MANAGEMENT LTD.

200 – 551 Howe Street

Vancouver, B.C., V6C 2C2

September 23, 2008

Mr. Nicolaos Cacos, President

Amera Resources Corporation

709 – 837 West Hastings

Vancouver, B.C., V6C 3N6

Dear Mr. Cacos:

The following sets forth an agreement (the “Agreement”) between JVM Management Ltd., hereinafter referred to as “JVM” and Amera Resources Corporation, hereinafter referred to as the “Company”. The Company hereby engages JVM as an advisor.

JVM will assist the Company as an advisor in connection with potential transactions involving the Company. For the purpose hereof, a “Transaction” shall mean re-organization, acquisition and/or similar transaction.

In connection with is engagement hereunder, JVM shall:

a.

review the business and operations of the Company and its historical and projected financial condition;

b.

propose alternatives for re-organizing the Company;

c.

identify potential parties to a Transaction and, if requested by the Company, contact such parties and/or their representatives and assist the Company in negotiations relating to a Transaction;

d.

evaluate and recommend financial and strategic alternatives with respect to a Transaction;

e.

advise the Company as to the timing, structure and pricing of a Transaction;

f.

provide such other advisory services as are customary for similar transaction and as may be mutually agreed upon by the Company and JVM.

Fee:

JVM shall receive a non-refundable advisory fee of $5,000 plus Goods and Services Taxes per month commencing October 1, 2008. JVM shall be reimbursed for it’s reasonable out of pocket expenses, including but not limited to travel and other expenses, incurred during the term of this agreement.

JVM shall invoice the Company for fees on the first day of each month and expenses will be invoiced monthly with all invoices becoming due upon receipt.

Initial “JM” / “NC”

Duration and Term. This Agreement shall commence on October 1, 2008 and may be terminated on the earlier of (i) five days written notice to the Company, in the event that JVM becomes aware of (i) any change in the business or operations of the Company which JVM reasonably believes may adversely affect JVM’s ability to render the services contemplated hereunder, (ii) any material misrepresentation by the Company with respect to the business operations, assets, condition (financial or otherwise), results of operations or prospect of the Company, or (iii) any material breach by the Company of its obligations under this Agreement. Any unpaid fees as a result of the termination of this Agreement shall become due and payable to JVM immediately.

The Company may terminate this agreement by giving JVM thirty day written notice.

Indemnification. The Company agrees to indemnify and hold harmless JVM, and their respective officers, directors and employees (collectively the “Indemnified Parties”) from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, proposal or any other matter (collectively, the “Matters”) contemplated by the Agreement hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the investigation or, preparation for, or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by this Agreement of any proceeding arising therefrom (the “Proceedings”) whether or not such Indemnified Party is a formal party to such Proceedings. The Company further agrees that it will not, without the prior written consent of JVM, settle compromise or consent to the entry of any judgment in any pending or threatened Proceedings in respect of which indemnification may be sought hereunder, unless such settlement, compromise or consent includes an unconditional release of JVM and each other Indemnified Party hereunder from all liability arising out of such Proceedings.

Relationship of the Parties.  It is understood that JVM is acting as an advisor only, and shall have no authority to enter into any agreements, contracts or commitments on the Company’s behalf, or to negotiate the terms of financing, or to hold any funds or securities in connection with financing.

Assignment. The Company may not assign the Agreement with the prior written consent of JVM which consent shall not unreasonably be withheld.

Limitation of Liability. The liability of JVM pursuant to this agreement  shall be limited to the aggregate fees received by JVM hereunder, which shall not include any liability.

Notice.  Notices to any party to this Agreement shall be in writing and may be delivered by mail or facsimile sent to the following addresses:

Amera Resources Corporation

709-837 West Hastings Street

Vancouver, B.C., V6C 3N6

Facsimile:  (604) 687-1858

JVM Management Ltd.

200-551 Howe Street

Vancouver, B.C., V6C 2C2

Facsimile:  (604) 683-4499

Initial “JM”/”NC”

Governing Law. This Agreement is and shall be deemed accepted in British Columbia and interpreted and enforced in accordance with the laws of British Columbia.

If you are in agreement with the foregoing, please execute and return one copy of this agreement to JVM.

Very truly yours,

JVM Management Ltd.

Per:     /s/  Jerry A. Minni

Jerry A. Minni, President

AGEED AND ACCEPTED BY

Amera Resources Corporation

Per:     /s/ Nikolaos Cacos

Mr. Nikolaos Cacos, President